UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
 SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Q4 Dividend Distribution

Item 1

Q4 Dividend Distribution

The Company hereby reports that its Board of Directors, at its meeting held on February 13, 2018, resolved to declare a cash dividend out of the Company’s earnings from the fourth quarter of 2017, in the amount of about US$ 70 million or US$ 0.05400 per share.

Some shareholders will receive the dividend payment in New Israeli Shekels (NIS) and need to take into account the following: the amount of the dividend per share is not final and is subject to changes due to the need to convert the amount from US dollars to NIS, according to Bank of Israel's representative exchange rate on February 27, 2018.

The dividend will be paid only to registered shareholders entitled to receive US$2 or more.

The record date is February 28, 2018 and the payment date is March 14, 2018. From the current dividend payment, Israeli tax will be withheld at the following rates: an Israeli‑resident company is exempt from payment of tax; an Israeli‑resident individual will be charged for withholding tax at the rate of 25%; and foreign residents (individuals and companies) will be charged for withholding tax at the rate of 25% or in accordance with the applicable international tax treaties – whichever is lower.

For additional information as to a possible refund procedure for taxes withheld in excess from non-Israeli shareholders per shares traded on NYSE, please visit the Company's webpage, by clicking this  http://iclgroupv2.s3.amazonaws.com/corporate/wp-content/uploads/sites/1004/2017/02/tax%20withholding%20on%20dividends%20for%20shares%20traded%20out%20of%20Israel%20-%20ICL%20website.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: February 14, 2018